

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Scott Behrens
Chief Financial Officer
ACI WORLDWIDE, INC.
3520 Kraft Rd., Suite 300
Naples, FL 34105

> **Re: ACI WORLDWIDE, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 000-25346**

Dear Mr. Behrens:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services